EXHIBIT 2
ARMOUR REINSURANCE GROUP LIMITED

June 24, 2009

William E. Hitselberger
Executive Vice President, Chief Financial Officer
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, Pennsylvania 19422

Dear Mr. Hitselberger:

Reference is hereby made to that certain Stock Purchase Agreement, dated as of March 28, 2008, between Armour Reinsurance Group Limited (“Armour Re”) and PMA Capital Corporation (“PMA”), as amended by that certain Letter Agreements, dated as of September 11, 2008, December 12, 2008 and March 27, 2009 between Armour Re and PMA (as amended, modified or supplemented from time to time, the “Purchase Agreement”), providing for the sale by PMA to Armour Re of the Shares (as defined in the Purchase Agreement), which represent ownership interests in certain of PMA’s subsidiaries.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

The undersigned, being all of the parties to the Purchase Agreement, hereby agree to amend and restate Section 11.1.4 of the Purchase Agreement in its entirety as follows:

by either party, if the Closing has not occurred prior to October 31, 2009 or such later date as the parties may mutually agree; provided that no party may terminate this Agreement if the Closing has not occurred by reason of, or as a result of, such party’s failure to take any action required to fulfill any of its obligations hereunder.

Except as expressly amended hereby, the Purchase Agreement, as amended by this letter agreement, shall continue to be and shall remain in full force and effect in accordance with its terms.  This letter agreement shall not constitute an amendment or waiver of any provision of the Purchase Agreement except as expressly set forth herein.  In the event of any inconsistency between this letter agreement and the Purchase Agreement, with respect to matters set forth herein, this letter agreement shall take precedence.

This letter agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to agreements made and to be performed entirely within such Commonwealth without giving effect to the conflicts of law principles of such Commonwealth.

This letter agreement may be executed in any number of counterparts, and by the parties on separate counterparts.  Each counterpart shall constitute an original of this letter agreement, but all such counterparts shall together constitute one and the same instrument.

If the foregoing accurately sets forth our agreement and understanding, please so indicate by countersigning and dating a copy of this letter agreement and returning it to the undersigned.  Upon such countersignature and delivery, this letter agreement shall become effective as of the date first written above.

ARMOUR REINSURANCE GROUP LIMITED

By:	/s/ Pauline Richards
Name:	Pauline Richards
Title:	Chief Operating Officer

Accepted and Agreed as of the date first written above:

PMA CAPITAL CORPORATION

By:	/s/ William E. Hitselberger
Name:	William E. Hitselberger
Title:	Executive Vice President and
Chief Financial Officer

cc:	Executive Vice President and General Counsel
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, Pennsylvania 19422

Sean Keyvan
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603